Exhibit 4.13

NOTEHOLDER AGREEMENT

by and between

DEUTSCHE TELEKOM AG

and

T-MOBILE USA, INC.

DATED AS OF APRIL 28, 2013

-i-

NOTEHOLDER AGREEMENT, dated as of April 28, 2013 (this “Agreement”), by and between DEUTSCHE TELEKOM AG, an Aktiengesellschaft organized and existing under the Laws of the Federal Republic of Germany (“DT”), and T-MOBILE USA, INC., a Delaware corporation (the “Company”, as further defined below).

W I T N E S S E T H:

WHEREAS, the Company, DT, T-Mobile Global Zwischenholding GmbH, T-Mobile Global Holding GmbH, and MetroPCS Communications, Inc. have entered into that certain Business Combination Agreement, dated as of October 3, 2012 (as amended from time to time, the “Business Combination Agreement”);

WHEREAS, in accordance with the Business Combination Agreement, on the date hereof, the Company is issuing, and DT is purchasing, $1,250,000,000 principal amount of the Company’s Senior Reset Notes due 2019, $1,250,000,000 principal amount of the Company’s Senior Reset Notes due 2020, $1,250,000,000 principal amount of the Company’s Senior Reset Notes due 2021, $1,250,000,000 principal amount of the Company’s Senior Reset Notes due 2022, $600,000,000 principal amount of the Company’s Senior Reset Notes due 2023, $1,250,000,000 principal amount of the Company’s 6.464% Senior Notes due 2019, $1,250,000,000 principal amount of the Company’s 6.542% Senior Notes due 2020, $1,250,000,000 principal amount of the Company’s 6.633% Senior Notes due 2021, $1,250,000,000 principal amount of the Company’s 6.731% Senior Notes due 2022 and $600,000,000 principal amount of the Company’s 6.836% Senior Notes due 2023 (together, along with any registered notes exchanged for any of such notes that have substantially identical terms, the “DT Notes”), pursuant to the Indenture (the “Base Indenture”) dated as of April 28, 2013, among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as Trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, the Seventh Supplemental Indenture, the Eighth Supplemental Indenture, the Ninth Supplemental Indenture, and the Tenth Supplemental Indenture, each dated as of April 28, 2013 (the Base Indenture, as so supplemented, the “Indenture”); and

WHEREAS, as required by and in accordance with Section 4.13(d) of the Business Combination Agreement, and Exhibit J thereto, the Company and DT desire to enter into and deliver this Agreement, which establishes certain rights and obligations in respect of any DT Notes held by any DT Entity (as defined below), and certain other related matters;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

“Agreement” shall have the meaning set forth in the Preamble.

“Base Indenture” shall have the meaning set forth in the Preamble.

“Board of Directors” shall mean:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Combination Agreement” shall have the meaning set forth in the Preamble.

“Business Day” shall mean any day except a Saturday, Sunday, or a legal holiday in the City of New York or in any place of payment with respect to the DT Notes on which banking institutions are authorized or required by law, regulation or executive order to close.

“Capital Stock” shall mean:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests, respectively; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Change of Control” shall have the meaning ascribed thereto in the Indenture, as in effect on the date hereof.

“Change of Control Offer” shall have the meaning ascribed thereto in the Indenture, as in effect on the date hereof.

“Change of Control Triggering Event” shall have the meaning ascribed thereto in the Indenture, as in effect on the date hereof.

“Chosen Courts” shall have the meaning set forth in Section 9.6.

“Company” shall mean T-Mobile USA, Inc. and any successor thereto permitted under the terms of the Indenture.

“DT” shall have the meaning set forth in the Preamble.

“DT Entities” shall mean DT or any of its Subsidiaries (other than Parent, the Company or any of their Subsidiaries).

“DT Notes” shall have the meaning set forth in the Preamble.

“DT Redemption Event” shall mean the occurrence of any of the following:

(1) a Change of Control;

(2) so long as DT owns, directly or indirectly, more than 50% of the Voting Stock of the Company immediately prior to such transaction, the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that DT ceases to own, directly or indirectly, more than 50% of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets or its equity), measured by voting power rather than number of shares; or

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that the owners directly or indirectly of the Voting Stock of the Company immediately prior to such consummation cease to be the owners, directly or indirectly, of more than 50% of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets or its equity), measured by voting power rather than number of shares.

Notwithstanding the foregoing, no Specified Change of Control shall constitute a DT Redemption Event.

“DT Redemption Event Payment” shall have the meaning set forth in Section 3.1.

“DT Redemption Event Payment Date” shall have the meaning set forth in Section 3.2.

“Encumbrance” shall mean any lien, pledge, charge, claim, encumbrance, hypothecation, security interest, option, lease, license, mortgage, easement or other restriction or third-party right of any kind, including any right of first refusal, tag-along or drag-along rights or restriction on voting, transferring, lending, disposing or assigning, in each case other than pursuant to this Agreement.

“Equity Interests” shall mean Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Governmental Entity” shall mean any domestic or foreign governmental or regulatory authority, agency, commission, body or other governmental entity.

“Indenture” shall have the meaning set forth in the Preamble.

“Laws” shall mean federal, state, local and foreign laws, statutes and ordinances, common law and all rules, regulations, guidelines, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses and permits of any Governmental Entity.

“Moody’s” means Moody’s Investors Service, Inc.

“Organizational Documents” shall mean, with respect to any Person, such Person’s articles or certificate of association, incorporation, formation or organization, by-laws, limited liability company agreement, partnership agreement or other constituent document or documents, each in its currently effective form as amended from time to time.

“Parent” shall mean T-Mobile US, Inc. (formerly known as MetroPCS Communications, Inc.).

“Paying Agent” shall have the meaning ascribed thereto in the Indenture, as in effect on the date hereof.

“Person” shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“S&P” means Standard & Poor’s Ratings Group.

“Specified Change of Control” shall mean any direct or indirect transfer of any Voting Stock of the Company by any DT Entity to a third party the result of which (to the knowledge of DT following reasonable inquiry) is the occurrence of a DT Redemption Event, other than in connection with a transaction in which all holders of Voting Stock of the Company are required to or are entitled to participate on the same terms.

“Subsidiary” shall mean, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Trustee” shall have the meaning set forth in the Preamble.

“Voting Stock” of any specified Person as of any date shall mean the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person (and, in the case of a partnership, the Capital Stock of the general partner of such Person that is entitled to vote in the election of the Board of Directors of the general partner of the partnership).

Section 1.2 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the words “date hereof”, when used in this Agreement, shall refer to the date set forth in the Preamble;

(c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(d) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa;

(e) any references herein to a specific Section shall refer to Sections of this Agreement;

(f) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references herein to any gender includes each other gender; and

(h) the word “or” shall not be exclusive.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company. The Company represents and warrants to DT that, as of the date hereof:

(A) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(B) The Company has all requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by DT, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

(C) The execution and delivery of this Agreement by the Company and the performance of its obligations hereunder will not constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of the Company, (ii) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of an Encumbrance on any of the assets of the Company (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon the Company, or (iii) conflict with, breach or violate any Law applicable to the Company or by which its properties are bound or affected, except, in the case of clause (ii) or (iii) above, for any breach, violation, termination, conflict, default, creation or acceleration that would not, individually or in the aggregate, reasonably be likely to impair in any material respect the ability of the Company to perform its obligations under this Agreement.

Section 2.2 Representations and Warranties of DT. DT represents and warrants to the Company that, as of the date hereof:

(A) DT is an Aktiengesellschaft organized and existing under the Laws of the Federal Republic of Germany.

(B) DT has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by DT of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action of DT. This Agreement has been duly executed and delivered by DT and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of DT, enforceable against DT in accordance with its terms, except as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

(C) The execution and delivery of this Agreement by DT and the performance of its obligations hereunder will not constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of DT, (ii) a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, or the creation of an Encumbrance on any of the assets of DT (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation binding upon DT, or (iii) conflict with, breach or violate any Law applicable to DT or by which its properties are bound or affected, except, in the case of clause (ii) or (iii) above, for any breach, violation, termination, conflict default, creation or acceleration that would not, individually or in the aggregate, reasonably be likely to impair in any material respect the ability of DT to perform its obligations under this Agreement.

ARTICLE III

DT REDEMPTION EVENT

Section 3.1 DT Redemption Event. If a DT Redemption Event occurs, any DT Entity which holds any DT Notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000) of such DT Notes held thereby for cash equal to 101% of the aggregate principal amount of DT Notes repurchased plus accrued and unpaid interest on the DT Notes repurchased to, but not including, the date of purchase (the “DT Redemption Event Payment”).

Section 3.2 Notices. Within thirty days following any DT Redemption Event, the Company will send a written notice to DT, describing the transaction or transactions constituting the DT Redemption Event and stating: (1) that the Company is offering to repurchase all or any part of the DT Notes held by any DT Entity in accordance with this Article III; (2) the purchase price and the purchase date, which shall be no earlier than 10 days and no later than 60 days from the date such notice is sent (the “DT Redemption Event Payment Date”); (3) that any DT Note not repurchased will continue to accrue interest; (4) that, unless the Company defaults in the payment of the DT Redemption Event Payment, all DT Notes repurchased by the Company will cease to accrue interest on and after the DT Redemption Event Payment Date; (5) that any DT Entities electing to have any DT Notes repurchased will be required to surrender the DT Notes, or transfer by book-entry transfer, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day preceding the DT Redemption Event Payment Date; (6) that each DT Entity will be entitled to withdraw its election if the Paying Agent receives, not later than the close of business on the Business Day preceding the DT Redemption Event Payment Date, a facsimile transmission or letter setting forth the name of the DT Entity, the series and principal amount of DT Notes delivered for purchase, and a statement that such DT Entity is withdrawing its election to have its DT Notes purchased; and (7) that any DT Entities whose DT Notes of any series are being purchased only in part will be issued new DT Notes equal in principal amount to the unpurchased portion of the DT Notes of the applicable series surrendered, which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1,000 in excess thereof.

Section 3.3 Payment. On the DT Redemption Event Payment Date, the Company will: (1) accept for payment all DT Notes delivered by any DT Entity to the Paying Agent in connection with such DT Redemption Event; (2) deposit with the Paying Agent an amount equal to the DT Redemption Event Payment in respect of all DT Notes or portions of DT Notes delivered by any DT Entity to the Paying Agent and (3) deliver or cause to be delivered to the Trustee for cancellation in accordance with the Indenture the DT Notes properly accepted, together with any other deliverables required under the DT Notes or the Indenture. The Paying Agent will promptly make payment to each DT Entity in respect of any DT Notes repurchased therefrom, and the Company will cause the Trustee to promptly authenticate and mail (or cause to be transferred by book entry) to each DT Entity a new DT Note of the applicable series equal in principal amount to any unpurchased portion of the DT Notes of such series surrendered, if any; provided that each new DT Note will be in a principal amount of $2,000 or an integral amount of $1,000 in excess thereof.

ARTICLE IV

SPECIFIED CHANGE OF CONTROL

Section 4.1 Limitation on Tendering. Notwithstanding anything to the contrary in the Indenture or in this Agreement, in case of any Change of Control Triggering Event based upon a Change of Control that is a Specified Change of Control, DT will not, nor will it permit any DT Entity to, tender any DT Notes into the related Change of Control Offer.

Section 4.2 Transferees. If a DT Entity transfers any DT Notes to any third party after the earlier of the first public announcement or consummation of a transaction that constitutes a Specified Change of Control, and before the Change of Control Offer that the Company is required to make in connection therewith expires, DT shall cause, and shall cause each other applicable DT Entity to cause, the transferee of such DT Notes to agree that it will not tender any such DT Notes to the Company in such Change of Control Offer.

ARTICLE V

AMENDMENTS

Section 5.1 Amendments.

(A) For so long as the DT Entities hold, in the aggregate, directly or indirectly, a majority in principal amount of any series of the DT Notes, the Company shall not agree to any waiver or amendment of any provision or term of such series of DT Notes or the Indenture or any other indenture or other instrument governing such series of DT Notes without the prior written consent of DT, which may be withheld in DT’s sole discretion.

(B) After such time as the DT Entities no longer hold, in the aggregate, directly or indirectly, a majority in principal amount of any series of the DT Notes, the Company shall not agree to any waiver or amendment of any provision or term of such series of the DT Notes or the Indenture or any other indenture or other instrument governing such series of DT Notes without the consent of holders of at least 50.1% of the aggregate principal amount of such series of DT Notes.

ARTICLE VI

RESTRICTIONS ON OPTIONAL REDEMPTION OF DT NOTES

For so long as any DT Entity holds, directly or indirectly, any DT Notes, the Company shall not, without the prior written consent of DT, which consent may be withheld in DT’s sole discretion, (a) issue any Equity Interests of the Company for the purpose of redeeming or otherwise purchasing any DT Notes, or (b) use the proceeds of any sale of Equity Interests of the Company or contributions to the Company’s common equity capital made with the proceeds of one or more sales of Equity Interests of Parent or any other Person to directly or indirectly redeem or otherwise repurchase any DT Notes, provided that, from and after the first date on which the DT Entities, taken together, hold an aggregate principal amount of DT Notes that is less than $560 million, the restrictions set forth in this Article VI shall not apply to any DT Notes held by a Person which is not a DT Entity.

ARTICLE VII

MUTUAL COOPERATION

For so long as any DT Entity holds, directly or indirectly, any DT Notes, the Company, Parent, and DT shall take all actions commercially reasonably required to, upon the request of DT, (a) submit the DT Notes for electronic book-entry delivery and settlement through DTC, including, if necessary, through the use of one or more DTC Participants and (b) obtain and maintain public corporate family ratings of the Company with each of Moody’s and S&P, provided that the out of pocket costs of such actions shall be paid by the Company. The Company and Parent shall take all actions reasonably required in order to effectuate any offering of DT Notes held by a DT Entity in reliance on Rule 144A, Regulation S or any other exemption under the Securities Act of 1933, as amended.

ARTICLE VIII

MERGER, CONSOLIDATION OR SALE OF ASSETS

Notwithstanding anything to the contrary in this Agreement, in the event that any Person assumes, or is required to assume, as provided for in Article V of the Base Indenture, the obligations of the Company under the DT Notes, the Company will cause such Person to, and such Person shall, expressly assume all obligations of the Company under this Agreement pursuant to a joinder agreement in form and substance reasonably satisfactory to DT.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Injunctive Relief. Each party hereto acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that the other party shall, in addition to any other rights or remedies which it may have, be entitled to such equitable and injunctive relief as may be available from any court of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for injunctive relief, each party hereto hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by Law, to have each provision of this Agreement specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of injunctive relief against it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

Section 9.2 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns. Neither party may directly or indirectly assign any of its rights or delegate any of its obligations under this Agreement, by operation of law or otherwise, without the prior written consent of the other party other than, for the avoidance of doubt, to any successor to DT in connection with a change in control of DT. Any purported direct or indirect assignment in violation of this Section 9.2 shall be null and void ab initio.

Section 9.3 Amendments; Waiver. No amendment, modification or discharge of this Agreement, and no waiver hereunder, and no extension of time for the performance of any of the obligations hereunder, shall be valid or binding unless set forth in writing and duly executed by (a) the Company where enforcement of the amendment, modification, discharge, waiver or extension is sought against the Company or (b) DT where enforcement of the amendment, modification, discharge, waiver or extension is sought against DT. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. The waiver by the Company or DT of a breach of, or a default under, any of the provisions hereof, or to exercise any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. Except as expressly provided in this Agreement, the rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

Section 9.4 Termination. This Agreement shall terminate at any time after which all DT Notes have been repaid in full; provided, however, that the provisions of this Article IX shall survive any termination of this Agreement or any provision hereof. Nothing in this Agreement shall be deemed to release any party from any liability for any willful and material breach of this Agreement occurring prior to any termination hereof or to impair the right of a party to compel specific performance by the other party of its obligations under this Agreement.

Section 9.5 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, return receipt requested and postage prepaid, or by facsimile (providing confirmation of such facsimile transmission):

if to the Company, to:

T-Mobile USA, Inc.

12920 SE 38th Street

Bellevue, Washington 98006

Attention: General Counsel

Fax: (425) 383-7040

if to DT, to:

Deutsche Telekom AG

Friedrich-Ebert-Alle 140

53113 Bonn, Germany

Attention: General Counsel

Fax: +49-228-181-74008

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 9.6 Governing Law; Jurisdiction; Forum; Waiver of Trial by Jury.

(A) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THEREOF. EACH PARTY HERETO AGREES THAT IT SHALL BRING ANY ACTION OR PROCEEDING IN RESPECT OF ANY CLAIM ARISING OUT OF, OR RELATED TO, THIS AGREEMENT, EXCLUSIVELY IN ANY NEW YORK STATE COURT OR FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN NEW YORK CITY, BOROUGH OF MANHATTAN, AND ANY APPELLATE COURT FROM ANY THEREOF (THE “CHOSEN COURTS”), AND SOLELY IN CONNECTION WITH CLAIMS ARISING UNDER THIS AGREEMENT (A) IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CHOSEN COURTS, (B) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN THE CHOSEN COURTS, (C) WAIVES ANY OBJECTION THAT THE CHOSEN COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY HERETO, AND (D) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 9.5. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF, OR RELATING TO, THIS AGREEMENT.

Section 9.7 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.8 Entire Agreement; No Other Representations. This Agreement constitutes the entire agreement, and supersedes all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof.

Section 9.9 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, provided that, notwithstanding the foregoing, the provisions of Article III, V, VI, VII and VIII and this Article IX are intended for the benefit of, and shall be enforceable by, any DT Entity (solely for so long as such Person is a DT Entity) in connection with any DT Notes held thereby, provided further, that no holder of DT Notes other than a DT Entity shall have any rights under this Agreement in its capacity as a holder of DT Notes.

Section 9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.11 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

T-MOBILE USA, INC.

By:	/s/ Michael Morgan
Name: Michael Morgan Title: Senior Vice President & Chief Financial Officer

DEUTSCHE TELEKOM AG

By:	/s/ Dirk Wehrse
Name: Dirk Wehrse Title: VP Treasury

By:	/s/ Igor Soczynski
Name: Igor Soczynski Title: VP Treasury